



Paraíso Plant Studio LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $250,000

Offering End Date: November 20, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Paraíso Plant Studio LLC

Founded: August 23, 2023

Address: 1780 4th St
            Berkeley, CA 94710

Industry: Nursery and Garden Retailers

Employees: 8

Website: https://paraisoplant.studio/

Use of Funds Allocation:

If the maximum raise is met:

$235,000 (94.00%) – of the proceeds will go towards working capital- expansion to new location, labor, and inventory

$15,000 (60.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 13,000 Followers





Business Metrics:

	FY23	FY24	YTD 9/30/2025
Total Assets	$371,163	$277,305	$142,606
Cash & Cash Equivalents	$41,806	$36,700	$38,997
Accounts Receivable	$0	$48,551	$0
Short-term Debt	$283,316	$384,868	$287,529
Long-term Debt	$175,768	$34,052	$59,498
Revenue	$1,054,794	$999,092	$706,987
Cost of Goods Sold	$456,719	$392,165	$229,037
Taxes	$0	$0	$0
Net Income	-$38,764	$7,822	-$11,909

Recognition:

Paraíso Plant Studio LLC (DBA **Paraíso Plant Studio**) is a highly regarded houseplant nursery. Founder María Blum Sullivan began selling hand-crafted plant holders and terrariums at local markets and festivals in 2018. By 2019, she was able to open the first brick-and-mortar location, and the business has continued to grow since then.

About:

Paraíso Plant Studio LLC (DBA Paraíso Plant Studio) is a people-centered house plant nursery and Berkeley's largest house plant destination. They strive to inspire hope and joy through their intentionally inclusive and education-based plant space.

For more information, contact our Customer Support Team at support@thesmbx.com

